Clinton H. Smith D: 504.582.8429 F: 504.589.8429 csmith@joneswalker.com

October 10, 2019

VIA EDGAR

Ms. Mara Ransom
Office Chief
Division of Corporation Finance
Office of Energy and Transportation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Spark Energy, Inc.
Registration Statement on Form S-3
Filed September 20, 2019
File No. 333-233863

Dear Ms. Ransom:

We are in receipt of your letter, dated October 2, 2019, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). We are responding to the Staff’s comment on behalf of Spark Energy, Inc. (the “Company”) as set forth below in connection with filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) on the date hereof. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement.

The Company’s response set forth in this letter is numbered to correspond to the numbered comment in the Staff’s letter.

Choice of Forum, page 23

1.
We note your disclosure that "[y]our certificate of incorporation provides that unless [you] consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for" certain actions disclosed in your filing. Please amend your filing to clearly disclose the extent to which this provision applies to federal securities law claims, including whether the provision applies to claims under the Exchange Act and/or the Securities Act. In this regard, Section 27 of the Exchange Act grants exclusive jurisdiction to the federal courts for all claims arising under the Exchange Act, including derivative actions.

201 St. Charles Avenue | New Orleans, LA 70170-5100 | T: 504.582.8000 | F: 504.582.8583 | joneswalker.com

Company’s Reponses:

The Company respectfully advises the Staff that the Company has updated the disclosure on pages 23 through 24 of the base prospectus contained in the Amended Registration Statement in response to the Staff’s comment, by adding the following text:

“This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.”

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Please do not hesitate to contact the undersigned at (504) 582-8429, or csmith@joneswalker.com, if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,
/s/ Clint H. Smith

cc:	Katherine Bagley, Securities and Exchange Commission
Nathan Kroeker, Spark Energy, Inc.
C. Alexis Keene, Spark Energy, Inc.